ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 23, 2007

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

07028354

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
November 23, 2007 (ASX: Announcement & Media Release – Stokes Bay Activity Update and Schwing Well Commences – US Gulf Coast)

dlw 11/30

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

23 November 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

STOKES BAY-1 ACTIVITY UPDATE

Stokes Bay-1, Onshore Canning Basin, Western Australia (FAR 8%)

FAR has been advised by ARC Energy Limited that since the last report on November 15th announcing that testing had recommenced, swabbing operations have continued through the week, and as of 6:00am, 22nd November 2007, the swabbing operations had recovered 624bbls of drilling fluid lost to the formation during drilling, This brings the total fluids recovered to 3,644bbls, and represents some 29% of the estimated 12,400bbls of drilling fluid lost.

Operations at the Stokes Bay-01 have currently been suspended due to heavy rain and will be resumed when weather allows.

At this point, the nature of the reservoir fluid and the source of the pressure within the reservoir are still undetermined.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

23 November 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

SCHWING WELL COMMENCES – US GULF COAST

South Grosse Tete, Iberville Parish, South Louisiana
Schwing #2 well spuds – FAR (0-14,500 feet 5%) (>14,500 feet 17.7%)

Grey Wolf Rig 77 has commenced drilling the Schwing #2 well, a deviated 14,500 foot Nodosaria test in which FAR has a 5% working interest (for depths between surface and 14,500 feet).

The Schwing #2 well has been engineered in a manner to enable deepening to test the Wilcox formation if the shallower objectives fail to yield a commercial result. The well is targeting gas and is expected to take 52 days at an estimated completed cost of US$6 million. FAR has retained its full 17.7 percent rights below 14,500 feet and will determine its level of participation in any deepening if and when a firm proposal is made.

A potential bail out zone has been mapped at Bolmex horizon at approximately 11,800 feet. This zone is considered lower risk and may assist in defraying well costs.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au